EXHIBIT 99.1
Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-126726, 333-126726-01) and the Registration Statement on Form S-8 (No. 333-126715 and 333-141397) of Royal Dutch Shell plc of our report dated March 12, 2008, relating to the Consolidated Financial Statements and the effectiveness of internal control over financial reporting, which appears in this Annual Report on Form 20-F.
/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
London – UK

March 12, 2008
Royal Dutch Shell plc     E8